UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers: 1-32718
333-01329
333-135994

Entergy Louisiana, LLC (Exact name of registrant as specified in its charter)
446 North Boulevard Baton Rouge, Louisiana 70802 (800) 368-3749 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Waterford 3 Secured Lease Obligation Bonds, 8.09% Series due 2017
Series A 6.95% Cumulative Preferred Membership Interests, $100 Liquidation Value
(Title of each class of securities covered by this Form)

First Mortgage Bonds, 6.0% Series due March 2040
First Mortgage Bonds, 5.875% Series due June 2041
First Mortgage Bonds, 5.25% Series due July 2052
First Mortgage Bonds, 4.70% Series due June 2063

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)	X
Rule 12h-3(b)(1)(ii)
Rule 15d-6
Approximate number of holders of record as of the certification or notice date of Waterford 3 Secured Lease Obligation Bonds, 8.09% Series due 2017: Twenty Five

Approximate number of holders of record as of the certification or notice date of Series A 6.95% Cumulative Preferred Membership Interests, $100 Liquidation Value: Twenty Three

Pursuant to the requirements of the Securities Exchange Act of 1934, Entergy Louisiana, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 6, 2014	Entergy Louisiana, LLC By: /s/ Steven C. McNeal Name: Steven C. McNeal Title: Vice President and Treasurer